SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

PCS EDVENTURES!.COM, INC.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

69325N 102

 (CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

1.         NAMES OF REPORTING PERSONS:  TODD HACKETT

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 2,948,465 shares.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0 shares.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 2,948,465 shares.

                                                             10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,948,465 directly. All of these shares are held jointly with his wife Patricia.  775,000 warrants that can be exercised at any time at prices ranging from $0.07 to $0.15 as well as $75,000 in convertible promissory notes that can be converted at any time at prices ranging from $0.04 to $0.15 into 1,325,000 shares. He also holds a Restricted Stock Award in which if all conditions are met he will earn 150,000 shares (September 2013) which at this time are not included in the amount beneficially owned.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

He holds a Restricted Stock Award in which if all conditions are met he will earn 150,000 shares (September 2013) which at this time are not included in the amount beneficially owned.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, no par value per share.

Name of Issuer:  PCS Edventures!.com, Inc., an Idaho corporation (the “Company”), 345 Bobwhite Court, Suite #200, Boise, Idaho, 83706.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Todd Hackett

(b)        Address: 1923 Wildwood Lane, Muscantine, Iowa 52761.

(c)        Principal Occupation:  Mr. Hackett is currently self employed, he owns Todd Hackett Construction Co., his own construction company.

(d)        During the last five years, Mr. Hackett has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Hackett has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Hackett acquired 325,100 shares on the open market.

Item 4.  Purpose of Transaction.

On November 19, 2012, Mr. Hackett acquired 325,100 shares from the open market which required the filing of this Schedule 13D.  The purchase was for investment purposes.  Mr. Hackett is a director of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)       Amount Beneficially owned.  As of the date hereof, Todd Hackett owns 2,948,465 directly (approximately 10% of the Company’s common stock when warrants and convertible notes are added to direct shares held).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 2,948,465 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 2,948,465 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 2013                                                                 /s/  Todd Hackett

                                                                                                      Todd Hackett